UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number 001-41852

ZENATECH, INC.
(Translation of registrant’s name into English)

777 Hornby Street, Suite 1460
Vancouver, British Columbia Canada V6Z 1S4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

⌧ Form 20-F ☐ Form 40-F

SUBMITTED HEREWITH

Exhibits
99.1	ZenaTech Anticipates Faster Survey Delivery and Increased Capacity with AI and Drone Automation
99.2	ZenaTech’s Drone as a Service Signs Nearly US$1 Million in Solar Construction Survey Contracts for a U.S. Utility with Potential for US$2.5 Million in Follow-On Revenue
99.3	ZenaTech's Drone as a Service Enters Solar Surveying Market with U.S. School Contract Wins, Targeting $600,000 in Revenue from First Solar Client
99.4	ZenaTech’s Drone as a Service Wins Three New Mid-Atlantic DOT Survey Contracts, Bringing Department of Transportation Work to Over $500,000 in Revenue Over Eight Projects
99.5	Launching ZenaStudios, Ushering in a New Era of Drone-Powered Storytelling and Branding
99.6	ZenaTech’s ZenaDrone Signs MOU with Rattler Medical to Develop Drone-Based Battlefield Blood Delivery System

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2026

ZENATECH, INC.

By:/s/ Shaun Passley, Ph.D

Name: Shaun Passley, Ph.D

Title: Chief Executive Officer